UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-12488
CUSIP NUMBER 739128 10 6

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: October 31, 2004
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Powell Industries, Inc.
Full Name of Registrant

Former Name if Applicable

8550 Mosley Drive
Address of Principal Executive Office (Street and Number)

Houston, Texas 77075-1180
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant hereby represents that it is unable to file its Annual Report on Form 10-K for the period ended October 31, 2004 without unreasonable effort or expense. The registrant recently identified 2 lease agreements for which the appropriate amount of rental expense was not reported in previous periods. The registrant presently requires additional time to analyze the impact of this error on its financial statements. In addition, the registrant has experienced delays in completing its financial statements for the fiscal year ended October 31, 2004, and is unable to complete the audit of its financial statements within the necessary period of time. As a result, the registrant is delayed in filing its Form 10-K for the fiscal year ended October 31, 2004, but it intends to file the Annual Report on Form 10-K by no later than the 15th calendar day following the date on which such periodic report was due.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Don R. Madison	(713)	944-6900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).    Yes [X] No [   ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached.

                    Powell Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date January 18, 2005	By /s/ Don R. Madison Don R. Madison Vice President and Chief Financial Officer